UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

2005 FIRST QUARTERLY INTERIM DIVIDEND – TIMETABLE

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) and The “Shell” Transport and Trading Company, p.l.c. (together “the Companies”) today announced the timetables for payment of the first quarterly interim dividend in respect of the financial year 2005.

Royal Dutch Petroleum Company

Royal Dutch Petroleum Company’s timetable with respect to the first quarterly interim dividend for 2005 is:

Announcement Date 28 April 2005

Record Date (Amsterdam) 28 April 2005 Record Date (New York) 3 May 2005

Ex-Dividend Date (Amsterdam) 29 April 2005 Ex-Dividend Date (New York) 29 April 2005

Payment Date (Amsterdam) 15 June 2005 Payment Date (New York)* 15 June 2005

*The amount to be paid in dollars to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on 3 May 2005.

The “Shell” Transport and Trading Company, p.l.c.

The “Shell” Transport and Trading Company, p.l.c.’s timetable with respect to the first quarterly interim dividend for 2005 is:

Announcement Date 28 April 2005

Ex-Dividend Date (London) 11 May 2005 Ex-Dividend Date (New York) 11 May 2005

Record Date (London) 13 May 2005 Record Date (New York) 13 May 2005

Payment Date (London) 15 June 2005 Payment Date (New York)** 21 June 2005

**The amount to be paid to holders of New York Shares will be determined by the dollar/sterling exchange rate on 15 June 2005.

The first quarter interim dividend for Royal Dutch Petroleum Company will be set in euros. In the case of The “Shell” Transport and Trading Company, p.l.c. the first quarter interim dividend will be aligned with the Royal Dutch Petroleum Company first quarter interim dividend but set in pounds sterling. The exchange rates used to determine this amount will be the average euro / pound exchange rate for the first quarter 2005.

Contact - Investor Relations

UK: Gerard Paulides +44 20 7934 6287 Europe: Bart van der Steenstraten +31 70 377 3996 USA: Harold Hatchett +1 212 218 3112 The Hague, 1 March 2005

 Disclaimer statement This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources” and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 2 March 2005